A7FL Inc



ANNUAL REPORT

9631 Stones River Park Way

Boca Raton, FL 33428

0

https://www.a7fl.com

This Annual Report is dated April 29, 2021.

BUSINESS

The A7FL, American 7s Football League, was founded in March 2014 to be a sports league for 7-on-7 full-contact tackle football played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (600k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football.

Generally, athletes generally range from 18 to 30 years of age, must be 18 to play, and must sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. The narrower field width increases the pace of the action with fewer men on the field making for vicious hits while the 100-yard length maintains the grind. The quarterback has 4 eligible targets with 2 down linemen. Offenses can run bone or pistol, and there are no blitz restrictions for the defense.

A7FL season currently runs from April to July.

Previous Offerings

Between 2020 and 2019, we sold 24,6185 [shares of common stock] in exchange for $1.25 per share under Regulation Crowdfunding.

Other than our current Regulation Crowdfunding campaign, the Company has not had any other recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Operating Results – 2020 Compared to 2019
If the below data is accurate please copy it in to the Operating results field below it

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

2020 was a pivotal year for the Company. After a successful 2019, in which the Company increased revenues 84.8% from the prior year (to $20,2730), the COVID19 pandemic hit just prior to the start of the Company's 2020 spring football season. As a result, the Company was forced to postpone the season in favor of a July/August 4-team "Back in Motion Tournament" that aired live on ELEVEN Sports. While the Company was the first football league to return to play, the delay and overall uncertainly resulted in 2020 revenues declining to $12,693. Nevertheless, the League's increasing profile led it to add a highlight-focused distribution partner, WAVE.tv, whose social media posts featuring the Company's content resulted in 22M views during 4Q2020, with $537.50 in incremental revenue but also raising Company's profile especially among younger fans.

After generating sponsor sales revenue of $13,565 in 2019, in early 2020 we were forced to terminate our sales agency relationship as the pandemic caused sponsors to retrench overall and specifically with live events. Despite this environment, we moved forward with and successfully held our postponed 4-week season. In doing so, significant value in-kind - non specified but estimated at $55,000 - was provided by Oz Technologies, provider of the Salus

COVID19 mobile testing solution and physical tests, in exchange for presenting sponsor status for 2020. After our experience in 2020 and looking forward to 2021, we enlisted new sponsor sales agency Precision Sports & Entertainment in November 2020 (which did not impact our results in 2020 but runs through 2021). Largely due to the shortened 4-week 2020 season compared to 11 weeks in 2019, our revenues from media licensing declined to $3,692 in 2020 from $6,708 in 2019.

Cost of Sales

Cost of sales was $35,565 in fiscal year 2020, up from $18,999 in 2019, largely due to increases in live production expenses, including implementing full COVID protocols with weekly player and staff testing. We believe that mitigating the risk of COVID for our players and staff was necessary for our teams to play in 2020, while increasing our production quality and social media capabilities were necessary to establish the league as a viable option for future sponsorship and video licensing opportunities.

Gross margins

Gross profit in 2020 was $22,872, down from $1,274 in 2019, primarily due to increases in live production costs including staff to implement our COVID protocol and testing.

Expenses

2020 expenses rose to $196,271 compared to $11,756 in 2019, as the Company added the commissions, advertising, legal and accounting expenses related to our StartEngine crowdfunding campaign; formed new subsidiaries for live event production and intellectual property licensing; and increased social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should expect in the future.

During 2020, we launched our StartEngine campaign and began investing the proceeds into the league and specifically our production and marketing. While we believe this investment has helped to legitimize our unique style of play and put our league on a strong growth trajectory that will result in increased revenues over time, many elements of our business were impacted in 2020 by the pandemic. Moving forward, we plan to continue this investment as we establish a solid foundation for future partnership and revenue opportunities.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $45,293.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sener Korkusuz

Amount Owed: $21,715.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

This debt does not accrue interest and is payable at a future date to be determined by management.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO; Director, Secretary

Dates of Service: May 28, 2014 - Present

Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 37.917% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: May 28, 2014 - Present

Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 37.917% voting power at A7FL.

Other business experience in the past three years:

Employer: RD Plex

Title: Founder

Dates of Service: March 01, 2012 - Present

Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sener Korkusuz

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 37.917

Title of class: Common Stock

Stockholder Name: Ryan DePaul

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 37.917

RELATED PARTY TRANSACTIONS

Name of Entity: Sener Korkusuz

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $21,715.

Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.02 per share. As of December 31, 2020, 7,446,185 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2021.

A7FL Inc

By   /s/ *Sener Korkusuz*

      Name: Sener Korkusuz

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

A7FL Inc

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
BUS CHK # 0701	$45,293.83
Total Cash and Bank	**$45,293.83**
Other Current Assets	
Deposits held	$16,210.85
Due From A7FL Licensing LLC	$420.00
Due From A7FL Live LLC	$225.00
Total Other Current Assets	**$16,855.85**
Long-term Assets	
Less Accumulated Amortization of Patent	-$2.00
Patents, trademarks, and copyrights	$125.00
Total Long-term Assets	**$123.00**
Total Assets	**$62,272.68**
Liabilities	
Current Liabilities	
Central Bill Account	$128.84
Chase Credit Card # 1743	$6,569.83
CREDIT CARD (5707)	$1,812.96
Due to Shareholder: Sener	$10,978.99
Total Current Liabilities	**$19,490.62**

Liabilities	
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$19,490.62**

Equity	
Common Stock	$5,000.28
Owner Distributions: Ryan	-$4,563.50
Owner Investment	$5,330.95
PIC in excess of par, common stock	$284,295.99
Retained Earnings	
Profit for all prior years	-$28,138.31
Profit between Jan 1, 2020 and Dec 31, 2020	-$219,143.35
Total Retained Earnings	**-$247,281.66**
Total Equity	**$42,782.06**

Profit and Loss

A7FL Inc

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Income	
Other revenue	$5,878.00
Sales	$6,815.31
Total Income	**$12,693.31**
Cost of Goods Sold	
Merchandise	$4,125.34
Subcontracted Services	$31,440.00
Total Cost of Goods Sold	**$35,565.34**
Gross Profit	**-$22,872.03**
As a percentage of Total Income	**-180.19%**
Operating Expenses	
Accounting Fees	$4,145.00
Advertising	$63,794.97
Amortization	$2.00
Bank Service Charges	$321.00
Business Licenses & Permits	$158.75
Computer – Hardware	$1,870.42
Computer – Hosting	$700.47
Computer – Internet	$120.00

Operating Expenses	
Computer – Software	$3,801.87
Dues & Subscriptions	$402.00
Insurance	$614.00
Interest Expense	$595.06
Legal Fees	$6,855.00
Office Supplies	$2,903.31
Postage and delivery	$2,196.16
Professional Fees	$91,494.90
Rent Expense	$9,683.69
Security Expenses	$640.00
Sponsorship	$5,000.00
Telephone – Land Line	$95.22
Telephone – Wireless	$877.50
Total Operating Expenses	**$196,271.32**

Net Profit	**-$219,143.35**
As a percentage of Total Income	**-1,726.45%**

Balance Sheet

A7FL Inc

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
BUS CHK # 0701	$519.58
Total Cash and Bank	**$519.58**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$519.58**
Liabilities	
Current Liabilities	
Central Bill Account	$3,877.78
Chase Credit Card # 1743	$2,434.16
Due to Shareholder: Ryan	$915.00
Due to Shareholder: Sener	$20,800.00
Total Current Liabilities	**$28,026.94**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$28,026.94**

Equity	
Owner Distributions: Ryan	-$700.00
Owner Investment	$1,330.95
Retained Earnings	
Profit for all prior years	-$17,656.31
Profit between Jan 1, 2019 and Dec 31, 2019	-$10,482.00
Total Retained Earnings	**-$28,138.31**
Total Equity	**-$27,507.36**

Profit and Loss

A7FL Inc

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Income	
Other revenue	$550.00
Sales	$19,740.53
Total Income	**$20,290.53**
Cost of Goods Sold	
Merchandise	$2,835.72
Subcontracted Services	$16,162.99
Total Cost of Goods Sold	**$18,998.71**
Gross Profit	**$1,291.82**
As a percentage of Total Income	6.37%
Operating Expenses	
Accounting Fees	$3,151.00
Advertising	$1,312.71
Bank Service Charges	$26.00
Computer – Hardware	$1,624.95
Computer – Internet	$99.00
Computer – Software	$1,231.36
Interest Expense	$17.82
Office Supplies	$74.78

Operating Expenses	
Postage and delivery	$11.20
Professional Fees	$3,700.00
Telephone – Land Line	$330.00
Telephone – Wireless	$195.00
Total Operating Expenses	**$11,773.82**

Net Profit	**-$10,482.00**
As a percentage of Total Income	**-51.66%**

CERTIFICATION

I, Sener Korkusuz, Principal Executive Officer of A7FL Inc, hereby certify that the financial statements of A7FL Inc included in this Report are true and complete in all material respects.

Sener Korkusuz

Principal Executive Officer